UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: __________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Mattel, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

333 Continental Blvd.
Address of Principal Executive Office (Street and Number)

El Segundo, CA 90245
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Mattel, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Annual Report”) within the time period prescribed, as the Company has identified certain deficiencies in its internal control over financial reporting. Based on currently available information, the Company identified control deficiencies related to information technology general controls that management determined represent a material weakness in its internal control over financial reporting. As a result of the material weakness, the Company's disclosure controls and procedures and internal control over financial reporting are ineffective as of December 31, 2023. These control deficiencies have not resulted in any material misstatements or omissions in previously reported financial statements and the Company does not expect such control deficiencies will materially impact the financial information to be reported in the 2023 Annual Report.

The evaluation of the Company’s internal control over financial reporting and its disclosure controls and procedures, requires significant resources from the Company’s financial, accounting, and administrative personnel. Time is required by the Company to complete certain items with respect to its financial statement preparation and review processes, including management’s assessment of the effectiveness of the Company’s internal control over financial reporting for the period covered by the 2023 Annual Report. For the foregoing reasons, the Company’s management needs additional time to complete its evaluation. The Company is working to file the 2023 Annual Report as soon as is reasonably practicable but no later than March 15, 2024.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements, which are statements that relate to the future and are, by their nature, uncertain. Words such as “expect,” “will,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the beliefs and expectations of the Company’s management relating to the timing of the filing of the 2023 Annual Report and the results of the Company’s ongoing assessment of the effectiveness of its internal controls. These forward-looking statements are not guarantees of future results or outcomes and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond the Company’s control. Important factors that may cause actual results or outcomes to differ materially from those in the forward-looking statements include the time and effort required to complete its assessment of the effectiveness of its internal control over financial reporting; the possibility that the ongoing review of its results of operations and internal control over financial reporting may identify additional errors or control deficiencies in the Company’s accounting practices; and risks relating to the substantial costs and diversion of personnel’s attention and resources deployed to address these matters. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

PART IV - OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Anthony DiSilvestro	310	252-2000
(Name)	(Area) Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Mattel, Inc.
(Name of Registrant as Specified in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

		By:	/s/ ANTHONY DISILVESTRO
Anthony DiSilvestro
Date:	February 29, 2024		Chief Financial Officer